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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 12)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Emperor Mines Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Durban Roodepoort Deep, Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

Copies to
 Robert H. Williams
Skadden, Arps, Slate, Meagher & Flom (International)
Level 13, 131 Macquarie Street
Sydney N.S.W. 2000
Tel: (011-612) 9253-6000
Fax: (011-612) 9253-6044
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

March 26, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

  (a)
  On July 14, 2004, Durban Roodepoort Deep, Limited ("DRD") extended the period during which its offer for the ordinary shares of Emperor Mines Limited ("Emperor") will remain open until July 30, 2004, by lodging with the Australian Securities and Investments Commission a company notice of variation under Section 650D(1) of the Corporations Act 2001, a copy of which is attached as Exhibit 1, and a notice with the Australian Stock Exchange Limited under ASX Listing Rule 3.2, a copy of which is attached as Exhibit 2. DRD also issued a press release, a copy of which is attached as Exhibit 3.

  (b)
  Not applicable.

Item 2.    Informational Legends

        A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement of Durban Roodepoort Deep, Limited.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

  (1)
  Not applicable.

  (2)
  Not applicable.

  (3)
  Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

        Durban Roodepoort Deep, Limited has previously filed with the Securities and Exchange Commission an Irrevocable Consent and Power of Attorney on Form F-X.

PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ IAN MURRAY Name: Ian Murray Title: Chief Executive Officer and Chief Financial Officer

        July 14, 2004

Exhibit Index

Exhibit No.	Document
1	Notice of variation under Section 650D(1) of the Corporations Act 2001
2	ASX Listing Rule 3.2 Notice
3	Press release dated July 14, 2004

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  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibit Index